SilverCrest Reports Second Quarter 2024 Financial Results
Record Operating Earnings Drives Treasury Growth
2024 Sales Guidance Increased and Cash Cost and AISC Guidance Reduced
TSX: SIL | NYSE American: SILV                               For Immediate Release
VANCOUVER, BC – August 7, 2024 – SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to announce its financial results for the three months ended June 30, 2024 (“Q2 2024”). This release provides additional operational results to supplement the July 11, 2024 release of Q2 2024 operational highlights from the Company’s Las Chispas operation (“Las Chispas” or the “Las Chispas Operation”) located in Sonora, Mexico. All amounts herein are presented in United States Dollars (“US$”), unless otherwise stated.
N. Eric Fier, CEO, commented, “We are proud to announce another quarter of strong operational and financial performance. Our mining rates continued to increase in the quarter, and we expect the H2 2024 ramp-up to continue at a quicker pace than originally planned as we retain two mining contractors for a longer period. This strategic decision is expected to provide greater operational flexibility and further reduce risk. In the quarter, we also set new records for revenue and mine operating earnings, which contributed to growth in treasury assets of 34% or $31.2 million, including additions to our bullion holdings. As free cash flow is expected to continue in H2 2024, we plan to opportunistically increase exposure to bullion for our shareholders throughout the year.
With gold and silver prices remaining robust and strong operational performance continuing at the start of H2 2024, we are well positioned to benefit from continued momentum and are pleased to increase our 2024 sales guidance and reduce our annual cash cost and all-in sustaining cost guidance”.
Q2 2024 Highlights
•Recovered 15,303 ounces (“oz”) gold (“Au”) and 1.5 million oz silver (“Ag”), or 2.7 million oz silver equivalent (“AgEq”)(2).
•Sold 14,500 oz Au and 1.4 million oz Ag, or 2.6 million oz AgEq, for H1 2024 sales to 29,500 oz Au and 2.8 million oz Ag, or 5.2 million oz AgEq, resulting in an increase to 2024 sales guidance to 10.0 to 10.3 million oz AgEq. Average realized prices for the quarter were $2,237 per oz Au(1) and $27.84 per oz Ag(1).
•Record quarterly revenue of $72.7 million, exceeded revenue of $63.6 million in Q1 2024.
•Record mine operating earnings of $41.5 million (57% operating margin), exceeded the $37.5 million generated in Q1 2024.
•Net earnings of $6.5 million or basic earnings of $0.04 per share ($33.9 million or $0.23 per share in Q1 2024) was negatively impacted by non-cash deferred tax expense of $14.3 million and foreign exchange losses of $2.8 million which were as a result of the depreciation of the peso following the Mexican general election in early June.
•Cash costs of $8.87 per oz AgEq(1) in the quarter and $7.98 per oz AgEq(1) in H1 2024 were better than initial guidance, allowing for a reduction to 2024 guidance to $9.25 to $9.75 per oz AgEq.
•All-in sustaining cost (“AISC”) of $16.88 per oz AgEq(1) increased from Q1 2024, as expected, due largely to the advancement of mine development and projects, and a $1.0 million impairment of materials and supplies inventories recorded during the quarter. H1 2024 AISC of $14.89 per oz AgEq (1) was also below initial annual guidance, allowing for a reduction to 2024 guidance to $14.90 to $15.75 per oz AgEq.
•Mining rates increased to 1,099 tpd, benefiting from maintaining two mining contractors at site through the quarter.

•Operating cash flow was $39.6 million and operating cash flow before changes in working capital was $31.8 million or $0.22 per share(1). Both figures are net of the payment of taxes and duties, which totaled $14.4 million.
•Free cash flow generation of $24.3 million or $0.16 per share(1) for the quarter, an increase of $35.7 million from Q1 2024.
•Increased retained earnings by 30% to $28.0 million, from $21.5 million at the end of Q1 2024.
•Ended the quarter with treasury assets totaling $122.3 million(1) ($98.3 million cash and $24.0 million in bullion), an increase of 34% from $91.1 million at the end of Q1 2024.
(1)Refer to the “Non-GAAP Financial Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(2)Silver equivalent (“AgEq”) ratio used in this news release of 79.51:1 based on the Las Chispas Operation Technical Report dated September 5, 2023, with an effective date of July 19, 2023 (the “2023 Technical Report”).
Revised 2024 Guidance
In H1 2024, silver equivalent sales totaled 5.2 million oz AgEq with cash costs and AISC averaging $7.98 per oz AgEq and $14.89 per oz AgEq, respectively.
Based on strong results in the first half of 2024 and the outlook for the remainder of the year, the Company is improving the guidance range for AgEq sales to 10.0 to 10.3 million oz. The Company is also lowering its full-year 2024 cash costs estimate to be between $9.25 and $9.75 per oz AgEq sold(1) and lowering its AISC estimate to be between $14.90 and $15.75 per oz AgEq sold(1).

Guidance Metric	Unit	2024 Original Guidance	2024 Revised Guidance
Silver Equivalent (“AgEq”) Ounces	million oz sold	9.8 to 10.2	10.0 to 10.3
Cash Costs (1)	$/oz AgEq sold	$9.50 to $10.00	$9.25 to $9.75
AISC (1)	$/oz AgEq sold	$15.00 to $15.90	$14.90 to $15.75
(1)Refer to the “Non-GAAP Financial Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
2024 sustaining capital guidance of $40.0 million to $44.0 million and exploration guidance of $12.0 million to $14.0 million remain unchanged.
Second Quarter Operating Performance
The following operating performance refers to operating cash flow per share (basic), free cash flow, free cash flow per share (basic), cash costs, AISC, and treasury assets which are described in more detail in the “Non-GAAP Financial Measures" section of this news release.

		Three months ended June 30,		Six months ended June 30,
OPERATIONAL	Unit	2024	2023	2024	2023
Ore mined	tonnes	100,019	74,400	185,756	138,000
Underground development	kilometres (“km”)	4.7	3.4	8.8	6.3
Ore milled(1)	tonnes	110,645	107,900	204,018	212,300
Average daily mill throughput	tonnes per day (“tpd”)	1,216	1,186	1,121	1,173

Gold
Average grade	grams per tonne (“gpt”)	4.36	4.84	4.64	4.46
Recovery	%	98.6%	98.4%	98.6%	98.0%
Recovered	oz	15,303	16,500	30,022	29,800
Sold	oz	14,500	13,400	29,500	27,600

Silver
Average grade	gpt	418	449	446	434
Recovery	%	98.3%	97.9%	98.1%	95.1%
Recovered	million oz	1.46	1.53	2.87	2.82

Sold	million oz	1.45	1.45	2.85	2.81

Silver equivalent
Average grade	gpt	765	834	815	789
Recovery	%	98.4%	98.1%	98.3%	96.4%
Recovered	million oz	2.68	2.84	5.26	5.19
Sold	million oz	2.60	2.52	5.19	5.01
		Three months ended June 30,		Six months ended June 30,
FINANCIAL	Unit	2024	2023	2024	2023
Revenue	$ millions	$72.7	$62.0	$136.4	$120.0
Cost of sales	$ millions	$(31.3)	$(23.7)	$(57.4)	$(46.1)
Mine operating earnings	$ millions	$41.5	$38.3	$79.0	$73.9
Earnings for the period	$ millions	$6.5	$23.7	$40.4	$50.9
Earnings per share (basic)	$/share	$0.04	$0.16	$0.27	$0.35
Operating cash flow	$ millions	$39.6	$54.7	$38.5	$81.3
Operating cash flow per share (basic)	$/share	$0.27	$0.37	$0.26	$0.55
Free cash flow	$ millions	$24.3	$44.6	$13.0	$66.0
Free cash flow per share (basic)	$/share	$0.16	$0.30	$0.09	$0.45
Cash costs(2)	$/oz AgEq	$8.87	$7.44	$7.98	$7.40
AISC(2)	$/oz AgEq	$16.88	$12.65	$14.89	$11.78
				June 30, 2024	December 31, 2023
Cash and cash equivalents	$ millions			$98.3	$86.0
Bullion	$ millions			$24.0	$19.2
Treasury assets	$ millions			$122.3	$105.2
(1)Ore milled includes material from stockpiles and ore mined.
(2)Q1 2023 figures have been recast to align with the presentation of the current period. For the three and six months ended June 30, 2024, cash costs increased by $0.1 million and $2.2 million, respectively, from the exclusion of adjustments for corporate salaries and other expenses, and changes in inventories.
Mine
In the quarter, a total of 100,019 tonnes were mined from the underground. Mining rates in Q2 2024 averaged 1,099 tpd, a 17% increase from Q1 2024, and above the originally targeted 2024 exit rate of 1,050 tpd. The Company completed 4.7 km of horizontal and vertical underground development, 0.9 km ahead of plan.
Mining rates and underground development continue to track above expected rates from the 2023 Technical Report as a direct result of the operational focus on ramp up efforts and having two underground mining contractors working simultaneously at Las Chispas, which has continued at the start of H2, 2024.
Plant
Average daily mill throughput was 1,216 tpd in Q2 2024, inline with the expected average rate for the remainder of 2024 of 1,200 tpd. Process plant availability was 93.7% for the quarter, inline with plan and a record for the plant.
Average processed grades of 4.36 gpt Au and 418 gpt Ag, or 765 gpt AgEq compared to Q1 2024 grades of 4.97 gpt Au and 479 gpt Ag, or 874 gpt AgEq. Processed grades were lower in the quarter, as expected, but remained above reserve grade.
Average process recoveries in Q2 2024 were 98.6% Au and 98.3% Ag, or 98.4% AgEq, which was another record for the plant.
Production
The Company produced 2.7 million oz AgEq in Q2 2024, up from 2.6 million oz AgEq in Q1 2024. This increase was primarily due to higher mill throughput following planned maintenance in the prior quarter.

Sustaining Capital
Sustaining capital totaled $15.3 million in Q2 2024, up from $10.2 million in Q1 2024 as a result of the increase in underground mine development and timing of some capital spending shifting from Q1 2024 to Q2 2024.
Cash Costs and AISC
During the quarter, cash costs averaged $8.87 per oz AgEq. As expected, cash costs increased in the quarter partially attributable to higher mining costs due to the continued ramp up of mining rates and a $1.0 million impairment of materials and supplies inventories in the quarter.
Cash costs for H1 2024 averaged $7.98 per oz AgEq, positioning the Company below the low end of the original 2024 cost guidance.
AISC averaged $16.88 per oz AgEq in Q2 2024, higher than in Q1 2024, as anticipated. Average AISC for H1 2024 was $14.89 per oz AgEq, which positioned the Company below the low end of initial annual AISC guidance of $15.00 to $15.90 per oz AgEq. AISC for Q2 2024 was impacted by the same factors that caused increases in cash costs, together with higher sustaining capital and increases in general and administrative expenses primarily related to share-based compensation as a result of strong share price performance.
As discussed in the ‘Revised 2024 Guidance” section, 2024 cash cost and AISC guidance has been lowered to reflect strong H1 2024 performance on both metrics.
Exploration
The Company continued its exploration program at Las Chispas, focusing on converting high-potential Inferred resources to Indicated resources with additional focus on identifying new targets at Las Chispas and regionally. The expenditures for this program were $4.3 million and $8.9 million for Q2 2024 and H1 2024, respectively. These program expenditures were in line with the plan for total spend within the 2024 guidance range of $12.0 million to $14.0 million.
Selected Q2 2024 Financial Results
Revenue
During Q2 2024, the Company sold a total of 14,500 oz Au and 1.4 million oz Ag at average realized prices of $2,237 per oz Au and $27.84 per oz Ag, generating record revenue of $72.7 million. During Q1 2024, the Company sold a total of 15,000 oz Au and 1.4 million oz Ag at average realized prices of $2,062 per oz Au and $23.37 per oz Ag, generating revenue of $63.6 million. The record revenue for Q2 2024 was driven by higher gold and silver prices from Q1 2024.
Net Earnings
Q2 2024 net earnings of $6.5 million, or $0.04 per share, compared to net earnings of $33.9 million, or $0.23 per share in Q1 2024. Net earnings in the quarter were impacted by more notable movements in the Mexican peso which impacted Mexican tax attributes and increased the deferred tax expense, coupled with increased current taxes in Q2 2024 than year prior as a result of the utilization of all Mexican tax loss carryforwards in 2023 following strong operating performance.
Cash Flow
In Q2 2024, cash flow generated by operating activities was $39.6 million or $0.27 per share compared to $1.1 million used in Q1 2024. Operating cash flow before changes in working capital was $31.8 million or $0.22 per share which compares to $17.6 million or $0.12 per share in Q1 2024.
During the quarter, the Company remitted $14.4 million in tax installments that will be attributable to 2024 payable income taxes. Tax payments for the first half of 2024 totaled $40.6 million. Guidance for total tax payments in 2024 (including payments for 2023 taxes) is $56.0 to $63.0 million based on metal prices of $1,850 per oz Au and $22.80 per oz Ag and Mexican peso to US dollar of 17:1.
During the quarter, the Company recorded mineral properties, plant and equipment additions of $19.5 million, of which $15.3 million was related to sustaining capital expenditures and the remainder related to brownfield exploration at Las Chispas. This compares with $14.8 million of mineral property, plant and equipment additions, with $10.2 million related to sustaining capital additions in Q1 2024.

Q2 2024 free cash flow of $24.3 million ($0.16 per share) increased notably from Q1 2024 free cash outflow of $11.4 million ($0.08 per share) as a result of improved operating cash flow. An additional $9.1 million was generated in financing activities from the exercise of stock options.
Financial Position
As at June 30, 2024, the Company had treasury assets of $122.3 million ($98.3 million cash and $24.0 million in bullion), an increase of $31.2 million from $91.1 million at the end of Q1 2024 ($71.1 million cash and $20.0 million bullion). The Company remains debt free with access to an undrawn $70.0 million revolving facility.
Bullion assets increased by 20% during the quarter as a result of adding $0.9 million to the holdings, as well as strong metal prices contributing to a mark to market increase of $3.1 million. Subsequent to the quarter, an additional $7.6 million of bullion was purchased.
The Company’s working capital was $168.0 million at June 30, 2024, an increase of $19.8 million from March 31, 2024, primarily due to increases in cash and bullion balances.
Environmental, Social and Governance (“ESG”)
In Q2 2024, SilverCrest achieved 90% completion of the latest phase of the reconstruction of the local sewage system in Arizpe. In the quarter 2.5 km for agricultural irrigation pipelines and 0.25 of 0.50 km of aqueduct rehabilitation were completed ahead of the rainy season in Sonora which will limit work through September.
Subsequent to quarter, SilverCrest released its second annual ESG Report. The 2023 ESG Report supports the Company’s ongoing efforts to make a valuable difference in the lives of stakeholders in the communities in which it operates. By identifying initiatives and earmarking funds through materiality assessments, a Task Force on Climate-related Financial Disclosure (TCFD) report and community engagement, efforts are concentrated to projects with potential for the most positive impact. Notably, as a direct result of SilverCrest’s water stewardship plan designed to address water scarcity in the region and improve reliability of water access, many local farmers and ranchers have established second planting seasons, boosting income potential and developing agricultural resilience.
Management Change
Effective immediately, SilverCrest’s Board of Directors has named Rob Doyle as Interim Chief Financial Officer. Mr. Doyle was previously the Chief Financial Officer for Pan American Silver Corp. for more than 18 years and has been providing advisory services to SilverCrest over the last year. Mr. Doyle brings more than 20 years of international experience in corporate finance, functional management, and capital planning with roles in consulting, banking, and public companies.
As part of the management change Anne Yong will assume the role of VP, Governance, Risk and Sustainability. Ms. Yong has been a critical part of the success of SilverCrest since it was founded. In her new role she will focus on further evolving the SilverCrest’s ESG and risk management programs and maintaining the Company’s strong governance processes.
Q2 2024 Conference Call
A conference call to discuss the Company’s Q2 2024 operational and financial results will be held Thursday, August 8, 2024 at 8:00 a.m. PT / 11:00 a.m. ET. To participate in the conference call, please dial the numbers below.
Date & Time:     Thursday August 8, 2024 at 8:00 a.m. PT / 11:00 a.m. ET

Telephone:    North America Toll Free: 1-800-274-8461
        Conference ID: SILVER (745837)
Webcast:     https://silvercrestmetals.com/investors/presentations/
ABOUT SILVERCREST METALS INC.
SilverCrest is a Canadian precious metals producer headquartered in Vancouver, BC. The Company’s principal focus is its Las Chispas Operation in Sonora, Mexico. SilverCrest has an ongoing initiative to increase its asset base by expanding current resources and reserves, acquiring, discovering, and developing high value precious metals projects and ultimately operating multiple silver-gold mines in the Americas. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

For Further Information: SilverCrest Metals Inc.
Contact: Telephone: Fax: Toll Free: Email: Website:	Lindsay Bahadir, Manager Investor Relations and Corporate Communications +1 (604) 694-1730 +1 (604) 357-1313 1-866-691-1730 (Canada & USA) info@silvercrestmetals.com www.silvercrestmetals.com
570 Granville Street, Suite 501 Vancouver, British Columbia V6C 3P1
Non-GAAP Financial Measures
Management believes that the following non-GAAP financial measures will enable certain investors to better evaluate the Company's performance, liquidity, and ability to generate cash flow. These measures do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently.
Average realized gold and silver price
Average realized gold and silver price per ounce is calculated by dividing the Company’s gross revenue from gold or silver sales for the relevant period by the gold or silver ounces sold, respectively. The Company believes the measure is useful in understanding the metal prices realized by the Company throughout the period. The following table reconciles revenue and metal sold during the period with average realized prices:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Gold revenue	32,432	26,680	63,355	53,356
Gold ounces sold during the period	14,500	13,400	29,500	27,600
Average realized gold price (per oz sold)	$2,237	$1,991	$2,148	$1,933

Silver revenue	40,309	35,319	73,032	66,626
Silver ounces sold during the period	1,448,000	1,450,000	2,848,000	2,811,000
Average realized silver price (per oz sold)	$27.84	$24.36	$25.64	$23.70
Capital expenditures
Capital expenditures are classified into sustaining capital expenditures or non-sustaining capital expenditures depending on the nature of the expenditure. Sustaining capital expenditures are those required to support current production levels. Non-sustaining capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase production or extend mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of AISC.
The following table reconciles payments for mineral properties, plant and equipment, and equipment leases to sustaining and non-sustaining capital expenditures:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Payments for mineral properties, plant and equipment	$19,544	$12,919	$34,348	$20,849
Payments for equipment leases	36	28	47	71
Total capital expenditures	19,580	12,947	34,395	20,920
Less: Non-sustaining capital expenditures	(4,327)	(2,844)	(8,913)	(5,636)
Sustaining capital expenditures	$15,253	$10,103	$25,482	$15,284

Free cash flow
Free cash flow subtracts sustaining capital expenditures from net cash provided by operating activities, serving as a valuable indicator of our capacity to generate cash from operations post-sustaining capital investments. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS measure.

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Operating cash flow (1)	$39,573	$54,716	$38,452	$81,333
Less: sustaining capital expenditures	(15,253)	(10,103)	(25,482)	(15,284)
Free cash flow	$24,320	$44,613	$12,970	$66,049
Free cash flow per share (basic)	$0.16	$0.30	$0.09	$0.45
Weighted average shares outstanding (basic)	147,728	147,231	147,341	147,216
(1)For the three and six months ended June 30, 2024, operating cash flow has been adjusted to include $0.5 million and $1.5 million, respectively, in interest paid and $1.4 million and $2.1 million, respectively, in interest received which was previously presented in financing and investing activities, respectively.
Working capital
Working capital is calculated as current assets less current liabilities. The Company uses working capital as a measure of the Company’s operational efficiency and short-term financial health.
Operating cash flow before change in working capital
The Company uses operating cash flow before change in working capital to determine the Company’s ability to generate cash flow from operations, and is calculated by adding back the change in working capital to operating cash flow as reported in the consolidated statements of cash flows.

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Operating cash flow (1)	$39,573	$54,716	$38,452	$81,333
Less: change in working capital	(7,802)	(6,333)	10,933	2,211
Operating cash flow before change in working capital	$31,771	$48,383	$49,385	$83,544
Operating cash flow per share (basic)	$0.27	$0.37	$0.26	$0.55
Operating cash flow before change in working capital per share (basic)	$0.22	$0.33	$0.34	$0.57
Weighted average shares outstanding (basic)	147,728	147,231	147,341	147,216
(1)For the three and six months ended June 30, 2024, operating cash flow has been adjusted to include $0.5 million and $1.5 million, respectively, in interest paid and $1.4 million and $2.1 million, respectively, in interest received which was previously presented in financing and investing activities, respectively.
Treasury assets
SilverCrest calculates treasury assets as cash and cash equivalents plus bullion as reported in the consolidated statements of financial position. Management believes that treasury assets provide a useful measure of the Company's most liquid assets that can be used to settle short-term obligations or provide liquidity. Treasury assets are calculated as follows:

	June 30 2024	December 31 2023
Cash and cash equivalents	$98,320	$85,964
Bullion	24,026	19,191
Treasury assets	$122,346	$105,155
Cash costs
Cash costs include production costs, and government royalties. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on a site basis.

AISC
All-in sustaining costs, a non-GAAP financial measure, starts with cash costs and includes general and administrative costs, reclamation accretion expense and sustaining capital expenditures. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on an overall company basis.
Cash costs and AISC are calculated as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Production costs	$22,680	$18,402	$40,883	$36,440
Government royalties	386	314	576	608
Total cash costs (1)	23,066	18,716	41,459	37,048
General and administrative expenses	5,437	2,881	10,132	6,414
Reclamation accretion expense	140	116	276	223
Sustaining capital expenditures	15,253	10,103	25,482	15,284
Total AISC	$43,896	$31,816	$77,349	$58,969
Silver equivalent ounces sold (koz)	2,601	2,515	5,194	5,005
Cash costs (per AgEq sold)	$8.87	$7.44	$7.98	$7.40
AISC (per AgEq sold)	$16.88	$12.65	$14.89	$11.78
(1)2023 Figures have been recast to align with the current period’s presentation. For the three and six months ended June 30, 2024, cash costs increased by $0.1 million and $2.2 million, respectively, from the exclusion of adjustments for corporate salaries and other expenses, and changes in inventories.
Forward-Looking Statements
This news release contains “forward-looking statements” and “forward-looking information” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to: the Company’s revised 2024 guidance and outlook; the amount of future production of gold and silver over any period; the strategic plans and expectations for the Company’s operation and exploration program; working capital requirements; expected recoveries; expected cash costs and outflows, Au and Ag prices and currency exchange rates. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: present and future business strategies; continued commercial operations at the Las Chispas Operation; the environment in which the Company will operate in the future, including the price of gold and silver; estimates of capital and operating costs; production estimates; estimates of mineral resources, mineral reserves and metallurgical recoveries and mining operational risk; the reliability of mineral resource and mineral reserve estimates; mining and development costs; the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to exploration programs; and effects of regulation by governmental agencies and changes in Mexican mining legislation. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; fluctuations in gold and silver prices and currency exchange rates; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.
Qualified Persons Statement
The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, CEO for SilverCrest, who has reviewed and approved its contents.